EXHIBIT 99.1


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Continental Homes Holding Corp.:


         We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows for the year ended May 31, 1996, of Continental Homes Holding Corp. (a Delaware corporation) and subsidiaries (the Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the result of operations and cash flows of Continental Homes Holding Corp. and subsidiaries for the year ended May 31, 1996, in conformity with generally accepted accounting principles.


                                                    /s/ARTHUR ANDERSEN LLP


Phoenix, Arizona
June 19, 1996

                         CONTINENTAL HOMES HOLDING CORP.
                        CONSOLIDATED STATEMENTS OF INCOME


                                                    Year Ended May 31, 1996
                                               ---------------------------------
                                               (In thousands, except share data)
Revenues:
   Home sales..................................   $          577,073
   Land/lot sales..............................               11,844
   Mortgage banking and title operations
      (Note B).................................               11,481
   Other income, net...........................                  210
                                                           ---------
      Total revenues...........................              600,608
                                                           ---------
Costs and Expenses:
Homebuilding:
   Cost of home sales..........................              469,098
   Land/lot sales..............................               11,907
   Selling, general and
    administrative expenses....................               62,247
   Interest, net (Note A)......................                5,510
   Minority interest (Note A)..................                 (248)

Mortgage Banking and Title Operations:
   Selling, general and administrative
    expenses...................................                7,028
   Interest, net (Note A)......................                 (316)
                                                           ---------
      Total costs and expenses.................              555,226
                                                           ---------
   Income before income taxes and
    extraordinary loss.........................               45,382
   Income taxes (Note D).......................               19,595
                                                           ---------
   Income from operations......................               25,787
   Extraordinary loss:
     Loss on extinguishment of debt; net of
      income taxes of $4,807 in 1996 (Note C)..               (6,918)
                                                           ---------
   Net income..................................  $            18,869
                                                           =========
   Earnings per common share (Note A)
     Income from operations....................  $              3.71
     Net income................................                 2.71
   Earnings per common share assuming full
    dilution (Note A)
     Income from operations....................  $              3.00
     Net income................................                 2.27

   Cash dividends per share....................  $               .20
                                                           =========
   Weighted average number of shares
    outstanding................................            6,959,736
                                                           =========

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                         CONTINENTAL HOMES HOLDING CORP.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                  Year Ended May 31, 1996
                                           --------------------------------------------------------------------
                                                                     ($ in thousands)
                                                                          Capital in
                                              Common Stock     Treasury    Excess of     Retained
                                            Shares    Amount     Stock     Par Value     Earnings      Total
                                           ---------  ------   --------   ----------    ----------   ----------
Balance, May 31, 1995..................    7,080,900  $   71   $  (591)   $   59,610    $   51,389   $  110,479
Net income.............................           --      --        --            --        18,869       18,869
Cash dividends.........................           --      --        --            --        (1,392)      (1,392)
Exercise of employee stock options.....           --      --       207           786            --          993
                                           ---------   -----    ------     ---------     ---------    ---------
Balance, May 31, 1996..................    7,080,900  $   71   $  (384)   $   60,396    $   68,866   $  128,949
                                           =========   =====    ======     =========     =========    =========














The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                         CONTINENTAL HOMES HOLDING CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         Year Ended May 31, 1996
                                                         -----------------------
                                                              (In thousands)
Cash flows from operating activities:
Net income...............................................      $   18,869
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization.........................           3,190
   Minority interest.....................................            (248)
   Increase in deferred income taxes.....................              95
   Tax benefit of employee stock options exercised.......             404
   Extraordinary loss on extinguishment of debt..........          11,725
Decrease (increase) in assets:
   Homes, lots and improvements in production............         (48,504)
   Receivables...........................................           8,458
   Prepaid expenses and other assets.....................           4,826
Increase in liabilities:
   Accounts payable and other liabilities................          11,445
                                                                 --------
Net cash provided by operating activities................          10,260
                                                                 --------
Cash flows from financing activities:
   Net additions to property and equipment...............            (581)
   Cash paid for acquisitions, net of cash acquired......            (705)
                                                                 --------
   Net cash used by investing activities.................          (1,286)
                                                                 --------
Cash flows from financing activities:
   Increase in notes payable to
    financial institutions...............................         (46,424)
   Retirement of Convertible Subordinated Notes..........         (33,250)
   Retirement of 12% Senior Notes........................        (107,542)
   Retirement of bonds payable...........................         (17,771)
   Issuance of Convertible Subordinated Notes............          83,279
   Issuance of 10% Senior Notes..........................         125,925
   Stock options exercised...............................             589
   Dividends paid........................................          (1,392)
                                                                 --------
   Net cash provided by financing activities.............           3,414
                                                                 --------
Net increase in cash and cash equivalents................          12,388
Cash and cash equivalents at beginning of year...........          12,848
                                                                 --------
Cash and cash equivalents at end of year.................      $   25,236
                                                                 ========
Supplemental  disclosures  of cash flow  information:
 Cash paid during the year for:
   Interest, net of amounts capitalized..................           7,767
   Income taxes..........................................          16,430

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                         CONTINENTAL HOMES HOLDING CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Accounting Policies

NATURE OF OPERATIONS

         The Company designs, constructs and sells high quality single-family homes targeted primarily to entry-level and first-time move-up homebuyers. The Company is geographically diversified, currently operating in Phoenix, Arizona, Austin, San Antonio and Dallas, Texas; Denver, Colorado; South Florida; and Southern California.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries after elimination of all significant intercompany balances and transactions.

INCOME TAXES

         The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). See Note D.

CONSOLIDATED STATEMENTS OF CASH FLOWS

         Supplemental schedule of non-cash investing and financing activities:

         During fiscal 1996, the Company entered into a joint venture whereby the Company contributed cash and the joint venture partners contributed assets (primarily land) valued at $5,045,000.

MINORITY INTEREST

         During fiscal 1996, the Company entered into a joint venture to develop an age restricted community. The Company contributed cash and the joint venture partners contributed assets (primary land). The Company is entitled to 55% of the profits and / or losses and is the managing partner of the joint venture. Due to the control that the Company exercises, it has consolidated the financial position and results of operation of the joint venture. The partners' equity position is disclosed as a minority interest on the consolidated balance sheet.

PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost and consists primarily of office furniture and equipment. Depreciation expense is provided using the straight-line method over the estimated useful lives (three to five years). Depreciation expense was $773,000 in 1996. The costs of maintenance and repairs are charged to expense as incurred.

EXCESS OF COST OVER RELATED NET ASSETS ACQUIRED

         The excess of costs over related net assets acquired is being amortized over periods ranging from three to twenty years using the straight-line method. Amortization expense was $1,401,000 in 1996.

USE OF ESTIMATES

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

         During the fourth quarter of 1996, the Company elected to adopt early Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to Be Disposed of" ("FAS 121") retroactive to June 1, 1995. The adoption of FAS 121 did not impact the Company's results of operations or financial positions and did not result in a restatement of any of the financial results for the prior three quarters of fiscal 1996. Under FAS 121 real estate assets are to be reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If indications are that the carrying amount of the assets may not be recoverable, FAS 121 requires an estimate of the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss must be recognized to write down the asset to its estimated fair value less costs to sell. The fair value calculation under FAS 121 would result in a lower valuation of the asset than under the net realizable value method previously required.

         Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"), issued in October 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 requires either the recognition of compensation cost in the financial statements for those companies that adopt the new fair value based method or expanded disclosure of pro forma net income and earnings per share information for those companies that retain the current method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees." FAS 123 will be effective for the Company's fiscal year ending May 31, 1997. The Company plans to retain the current method set forth in APB Opinion 25 and will present the expanded disclosure in the fiscal 1997 financial statements.

SALES RECOGNITION

         The Company recognizes income from home and land sales in accordance with Statement of Financial Accounting Standards No. 66. The Company includes the discounts incurred in obtaining permanent financing for its customers in cost of home sales.

MORTGAGE BANKING FEE RECOGNITION

         Loan origination fees are recognized as income in accordance with Statements of Financial Accounting Standards Nos. 65 and 91.

INTEREST, NET

         The summary of the components of interest, net are as follows:

                                                         Year Ended May 31, 1996
                                                         -----------------------
                                                             (In thousands)
Interest expense, homebuilding.........................       $    5,982
Interest income, homebuilding..........................             (472)
                                                                 -------
                                                              $    5,510
                                                                 =======
Interest expense, mortgage banking.....................       $    1,785
Interest income, mortgage banking......................           (2,101)
                                                                 -------
                                                              $     (316)
                                                                 =======

         In addition to the amounts above, the Company expensed interest as a component of cost of homes sales of $16,233,000 in fiscal 1996.


EARNINGS PER COMMON SHARE

         Earnings per common share has been computed using the weighted average number of common shares outstanding during the period. Earnings per common share assuming full dilution has been computed assuming the conversion of the Convertible Subordinated Notes due November 2002.

B.       Consolidated Mortgage Subsidiaries

         The Company's consolidated financial statements of income include its wholly-owned mortgage banking and finance subsidiaries. Financial data of the mortgage banking and finance subsidiaries is summarized as follows:

                                                         Year Ended May 31, 1996
                                                         -----------------------
                                                              (In thousands)
Total revenues..........................................        $    9,948
Net interest income.....................................               316
Net income..............................................             2,596


C.       Extinguishment of Debt

         In November 1995, the Company issued $86,250,000 principal amount of 6-7/8% Convertible Subordinated Notes due November 1, 2002. The net proceeds were used to redeem the Company's 6-7/8% Convertible Subordinated Notes due March 2002 and to reduce temporarily outstanding amounts under certain of the

Company's revolving lines of credit (including the warehouse line of credit). In connection with the redemption of the notes, the Company recorded an extraordinary loss, net of taxes, of approximately $859,000 due to the writeoff of unamortized discount and debt issuance costs.

D.       Income Taxes

         The Company will file a consolidated Federal income tax return which will include all subsidiaries. Components of current and deferred income taxes follow:

                                                 Current     Deferred     Total
                                                 -------     --------    -------
                                                         (In thousands)
Year Ended May 31, 1996
Federal.......................................  $ 17,484      $   81    $ 17,565
State and other...............................     2,016          14       2,030
                                                 -------       -----     -------
                                                $ 19,500      $   95    $ 19,595
                                                 =======       =====     =======

         The effective income tax rate differs from the Federal statutory tax rate for the following reasons:

                                                         Year Ended May 31, 1996
                                                         -----------------------
U.S. statutory tax rate.................................           35%
State income taxes, net of Federal tax benefit..........            6
Amortization and other, net.............................            2
                                                                   --
                                                                   43%
                                                                   ==


E.       Stock Options

         The Company has two stock incentive plans (the "Plans"). The 1988 Stock Incentive Plan was approved by the Board of Directors on July 29, 1988 and the stockholders on August 26, 1998 and amended by the Board of Directors on July 23, 1992 and the stockholders on August 26, 1992. The 1986 Stock Incentive Plan was approved by the Board of Directors and the stockholders of the Company on July 26, 1986. The Plans are intended to provide an incentive to officers and key employees of the Company and its subsidiaries to remain with the Company. The Board of Directors has authorized the reservation of 700,000 shares of the Company's common stock for issuance under the Plans. Options may be granted at a price equal to the market value on the date of the grant (or 85% of market value in the case of non-qualified options) and may not be exercised for one year (six month in the case of non-qualified options) from the date of the grant. Under the Plans, options must be exercised within 10 years (5 years for a 10% holder) from the date the options were granted.

         The following summarizes the stock option transactions for the year ended May 31, 1996:

                                                Number of
                                                  Shares          Option Price
                                                ---------       ----------------
Outstanding at May 31, 1995..............        244,635        $ 4.00 - $21.375
   Granted...............................         35,000                 $18.25
   Canceled..............................         (8,000)       $12.50 - $21.375
   Exercised.............................        (67,865)       $ 4.00 - $21.375
                                                 -------
Outstanding at May 31, 1996..............        203,770        $ 6.50 - $21.375
                                                 =======

Exercisable at May 31, 1996..............        101,095        $ 6.50 - $21.375
                                                 =======

         At May 31, 1996, there were 162,995 shares reserved for future grants.

F.       Contingencies

         In management's opinion, the Company is not involved in any legal proceedings which will have a material effect on the Company's financial position or operating results.